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WILL H. CAI ^		WILMINGTON
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CHI T. STEVE KWOK *		BEIJING
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REGISTERED FOREIGN LAWYERS		TORONTO
Z. JULIE GAO (CALIFORNIA)
BRADLEY A. KLEIN (ILLINOIS

October 13, 2017

Confidential

Ms. Katherine Wray

Mr. Edwin Kim

Mr. Stephen Krikorian

Ms. Morgan Youngwood

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:                             Jianpu Technology Inc.
Responses to the Staff’s Comment Letter Dated October 10, 2017

Statement on Form F-1 Confidentially Submitted on September 22, 2017
CIK No. 0001713923

Dear Ms. Wray, Mr. Kim, Mr. Krikorian and Ms. Youngwood:

On behalf of our client, Jianpu Technology Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 10, 2017. Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to addressing the comments contained in the Staff’s letter dated October 10, 2017, the Company has updated the Revised Draft Registration Statement to include the Company’s unaudited financial data for the three-month periods ended March 31, June 30, September 30 and December 31, 2016 and March 31 and June 30, 2017.

Use of Proceeds, page 53

1.                                      Further to prior comment 5, it remains unclear from the fourth paragraph on page 53 the amount of offering proceeds, if any, that you may contribute or loan to your subsidiaries or VIE without needing to satisfy further registration requirements or seek additional approvals. Please advise and revise as appropriate.

The Company respectfully advises the Staff that its PRC subsidiaries are required to make registration or seek approvals for any amount of offering proceeds that they receive as capital contributions or inter-company loans from the Company. When the Company makes additional capital contributions to its PRC subsidiaries, the PRC subsidiaries are required to make registrations with competent governmental authorities in increasing its registered capitals, regardless of the registered capital amount. When the Company extends inter-company loans to its PRC subsidiaries, the PRC subsidiaries are required to make registration or record-filing with local Foreign Exchange Bureaus, regardless of the loan amount. Accordingly, the Company has disclosed on page 52 of the Revised Draft Registration Statement that its capital contributions or loans to its PRC subsidiaries are subject to satisfaction of applicable government registration and approval requirements.

Corporate History and Structure, page 61

2.                                      We note your response to prior comment 6 regarding your pending restructuring transaction. To add clarity, please consider adding a diagram of your current organizational structure that shows where each entity’s assets and liabilities will be transferred in the new organizational structure diagram on page 63. Further, please clarify the name of your current wholly-foreign owned enterprise. In this section, you refer to your WFOE as Beijing Ronglian Century Information Technology Co., Ltd., but on pages F-8 and F-45 this entity is referred to as Beijing Ronglian Shiji Information Technology Co. Limited.

In response to the Staff’s comment, the Company has revised the disclosure on pages 60, 61 and 62 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 72

3.                                      We note your response to prior comment 12 regarding the retention of your user base and use of average monthly active users as a key metric. Please revise page 7 and this section to clarify whether all “active users” are “registered users” or whether the active user metric also includes unregistered user traffic.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 72 of the Revised Draft Registration Statement to clarify that the active user metric also includes unregistered user traffic.

Results of Operations

Six Months Ended June 30, 2017 Compared to Six Months Ended June 30, 2016, Page 88

4.                                      We note from your disclosures that the majority of the increase in your sales and marketing expenses is due to an increase in marketing and advertising expenses. Please revise to provide enhanced qualitative and quantitative disclosures to explain the increase in marketing and advertising expense for each period presented. Indicate whether this increasing trend will continue and describe whether any of the advertising is directly associated with your revenue. Please describe the nature or type of the advertisements and indicate whether you intend to sustain this level of advertising since it represents a substantial majority of your sales and marketing expenses. This appears to be important information necessary to understanding your results of operations.

The Company respectfully advises the Staff that substantially all of its marketing and advertising expenses are comprised of traffic acquisition costs, which are not directly associated with the Company’s revenue. Because the traffic acquisition costs are close to the entirety of the marketing and advertising expenses, the Company has not separately provided enhanced quantitative disclosure of traffic acquisition costs or discussed the nature or type of advertising. In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the Revised Draft Registration Statement to further clarify this. Furthermore, as disclosed on pages 71 and 73 of the Revised Draft Registration Statement, the Company expects to continue to incur significant expenses on marketing activities and traffic acquisition, and expects the expenses to increase in absolute terms.

Business

Our Strengths, page 106

5.                                      We refer to your response to prior comment 19 regarding your impartiality as an independent platform. While it appears that the co-branded credit cards and technology-enabled online lending business may be limited in nature, please nevertheless revise your disclosure on pages 1, 105, 107 and 111 stating that you do not offer your own products to clarify the exceptions to this statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 106, 108 and 112 of the Revised Draft Registration Statement to delete the statements that the Company does not offer its own products.

Management

Board of Directors, page 133

6.                                      In response to prior comment 24, you do not appear to have addressed whether you will be exempt from any exchange corporate governance rules due to your status as a foreign private issuer and any home rule exemptions. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 135 of the Revised Draft Registration Statement.

Related Party Transactions, page 142

7.                                      Your response to prior comment 28 does not appear to address whether any of your purchasers of your Series A, B, C and D Preferred Stock of RONG360 Inc. in the past three years received any material rights, such as the appointment rights for your directors, pursuant to existing agreements with these shareholders. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 143 of the Revised Draft Registration Statement.

Consolidated Financial Statements

Note 1. Nature of Operations and Reorganization

Basis of Presentation for the Reorganization, page F-10

8.                                      We note your response to prior comment 34. Please describe the terms and conditions associated with the intellectual property license agreement.

The Company respectfully advises the Staff that a separate intellectual property license agreement will not be entered into, instead, the major terms and conditions in relation to the intellectual property license have been incorporated with the transitional service agreement between the Group entities and the Predecessor Operations entities. The Company respectfully advises the Staff that the Company has revised the disclosure on page F-47 of the Revised Draft Registration Statement to clarify arrangement about the intellectual property license.

Note 2. Summary of Significant Accounting Policies

(k) Revenue Recognition, page F-21

9.                                      We note from your response to prior comment 35 that the price is not determined by the size or duration of the loan underlying each recommendation. Please clarify this statement since your disclosures on page 73 that indicate your average fee per loan decreased as a result of decreases in the average loan size and duration.

The Company respectfully advises the Staff that the service fee for loan recommendation service is not determined by the loan size or duration, but determined by the fixed rates pre-agreed in the service agreements or the price established by loan sales representatives in a bidding system. That is, the service fee is not charged at a percentage based on the loan size or duration. However, considering a loan product with a larger size or longer duration is usually more profitable to them, the financial service providers may be more willing to accept a relatively higher fee for offering loan products with larger sizes or longer durations on our platform. The Company respectfully advises the Staff that the Company has revised the disclosure on page 73 of the Revised Draft Registration Statement to clarify relevant statement.

10.                               We note from your response to prior comment 36 that the key evidence you obtain from your customers for the revenue recognition of the credit card recommendation fees includes daily reports and that you have direct access to data on computer systems for some credit card issuers. Tell us whether you estimate your credit card recommendation fees based on the daily reports and direct access to data on computer systems. Clarify your disclosures that seem to suggest that revenue is recognized on a monthly basis after you receive the monthly statements provided by the credit card issuer. Tell us when you believe revenue is fixed or determinable for these arrangements.

The Company respectfully advises the Staff that the Company recognize credit card recommendation fees based on the monthly statements received from the credit card issuers. The daily reports are used to monitor the business operation results on a timely basis instead of financial reporting. The Company considers that revenue is fixed or determinable when monthly statements are confirmed by both the Company and customers.

Note 17. Restricted net assets, page F-39

11.                               We refer to your response to prior comment 42. Please provide us with your test on the restricted net assets when such information becomes available.

The Company respectfully advises the Staff that the Company will provide the test on the restricted net assets when relevant information becomes available upon finalization of all reorganization arrangements. And, the Company will include the related disclosure in the 2017 annual financial statements.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Sandy Xu, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2992 or via email at sandy.r.xu@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Daqing (David) Ye, Chief Executive Officer, Jianpu Technology Inc.

Yilü (Oscar) Chen, Chief Financial Officer, Jianpu Technology Inc.

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Sandy Xu, Partner, PricewaterhouseCoopers Zhong Tian LLP

Chris Lin, Esq., Partner, Simpson Thacher & Bartlett